EXHIBIT 99.1

HEXO Enters Into Amending Agreements to the Transaction Agreement With Tilray Brands and the Standby Agreement With KAOS

MARKET CONDITIONS DICTATE RESETTING OF AGREEMENT TERMS

STANDBY AGREEMENT CONDITIONS AMENDED IN HEXO’S FAVOUR

HEXO TO FILE SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR FOR SPECIAL MEETING OF SHAREHOLDERS

VOTE TO APPROVE STANDBY AGREEMENT TO CONTINUE JUNE 14, 2022 AS PLANNED
VOTE TO APPROVE TRANSACTION AGREEMENT ADJOURNED UNTIL JULY 4, 2022

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec, June 14, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”), a leading producer of high-quality cannabis products, today announced that the Company has entered into an amending agreement (the “Amending Agreement”) to the previously announced transaction agreement (the “Transaction Agreement”) with Tilray Brands, Inc. (“Tilray Brands”) (Nasdaq | TSX: TLRY) and HT Investments MA LLC (“HTI”). Separately, the Company announced that it has also entered into an amending agreement to the previously announced equity purchase agreement (the “Standby Agreement”) with 2692106 Ontario Inc. (the “Investor”) and KAOS Capital Ltd. (“KAOS”).

Transaction Agreement Amendments

On June 14, 2022, in view of current stock market conditions and in order to reduce closing risk related to the pre-amendment minimum liquidity closing condition, the Company entered into the Amending Agreement to the Transaction Agreement pursuant to which HEXO, Tilray Brands and HTI agreed to:

  reduce the minimum liquidity interim covenant and closing condition from USD$100,000,000 to CAD$70,000,000 with such amount to be determined after giving effect to a release of all conditions in any blocked accounts and restricted cash of the Company and its subsidiaries and including net cash proceeds expected to be received from the Company’s captive D&O insurance policy;
  extend the Outside Date (as defined in the Transaction Agreement) from July 1, 2022 to August 1, 2022 and to extend the date past which the Outside Date cannot be extended to November 30, 2022;
  extend the date by which the Company must use best efforts to obtain shareholder approval from June 15, 2022 to July 15, 2022;
  reduce the Amendment Share Price (as defined in the Transaction Agreement) from USD$0.54 to CAD$0.40;
  amend the condition regarding Tilray’s right to appoint nominees and an observer to the Company’s board of directors such that Tilray will be entitled to appoint two directors and one observer to the Company’s board of directors;
  amend and restate the Purchased Note (as defined in the Transaction Agreement) to reflect a reduction in Tilray Brands’ Conversion Price (as defined in the Purchased Note) from CAD$0.85 to CAD$0.40; and
  amend and restate the Assignment and Assumption Agreement (as defined in the Transaction Agreement) to reflect certain changes to the purchase price and consideration (as between Tilray Brands and HTI).

Additionally, Tilray has irrevocably waived any non-compliance by HEXO with the minimum liquidity interim covenant contained in the Transaction Agreement for all periods prior to the date of the Amending Agreement for all purposes, including with respect to Tilray’s ability to terminate the Transaction Agreement for any such non-compliance.

“The strategic partnership with Tilray Brands significantly improves HEXO’s capital structure and provides the opportunity to accelerate our growth in global markets,” said Charlie Bowman, President & CEO of HEXO. “Challenging stock market conditions have necessitated amendments to the agreement, but this is a critical step in unlocking the shareholder value held within the Company.”

The terms of the Transaction Agreement are otherwise unamended. The closing of the transactions contemplated by the Transaction Agreement (as amended by the Amending Agreement) and the amended and restated Assignment and Assumption Agreement (the “Transaction”) remain subject to the satisfaction of a number of conditions, including: (i) receipt of approvals from the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market LLC; (ii) receipt of shareholder approval from HEXO’s shareholders; (iii) no material adverse effect having occurred in respect of HEXO; and (iv) receipt of all consents and approvals required by any regulatory authorities, including from the Competition Bureau.

HEXO expects to file a supplement (the “Circular Supplement”) to its previously filed management information circular (the “Circular”) in due course, a copy of which will be available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the meeting materials maintained by the Company’s transfer agent and registrar. The Circular Supplement will include further information regarding the Amending Agreement in order to permit shareholders to make a fully informed decision when considering the Transaction.

Standby Agreement Amendments

The Company also announces that, in view of the Company’s current share price, the Investor has formally agreed, for a period of three months, to reduce the minimum price condition included in the Standby Agreement from the CAD$0.30 to CAD$0.10 per share. This will ensure the Company may, during such three month period, draw upon the financing commitment (the “Standby Commitment”) contemplated by the Standby Agreement even if its share price were to fall below CAD$0.30 per share. In addition, the Investor has agreed to allow the Company to commence the process of drawing upon the Standby Commitment immediately following receipt of necessary regulatory approvals without having to wait until the first five trading days of the next calendar month as previously contemplated by the Standby Agreement. Subsequent draws will continue to be available only during the first five trading days of any month during the term of the Standby Commitment. Given the current market and macro-economic conditions, the Company believes that this is a positive development that will help ensure that it can have immediate access to capital as contemplated by the Standby Agreement. The Company is not required to pay the Investor any additional consideration in connection with these amendments to the Standby Agreement.

June 14 and July 4 Meetings

The previously scheduled meeting of shareholders will proceed as originally planned on June 14, 2022 at 4:00 p.m. E.T. (the “Meeting”). At the Meeting, shareholders will be called on to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving certain aspects relating to the Standby Agreement, as amended (the “Standby Commitment Resolution”), all as required pursuant to the rules of TSX and as more particularly set out in the Circular previously sent to shareholders of record on May 4, 2022 (the “Record Date”).

Following the vote on the Standby Commitment Resolution, and without asking shareholders to vote on the resolution approving certain aspects relating to the Transaction Agreement, the Company intends to adjourn the Meeting until July 4, 2022 at 4:00 p.m. E.T. (the “Reconvened Meeting”) in order to provide shareholders with additional time to review the Circular Supplement and consider the amendments to the Transaction Agreement described above. It is expected that the only matter that will be considered at the Reconvened Meeting is the “Note Amendment Resolution” as described in the Circular and the Circular Supplement. Additional details regarding the timing and location of the Reconvened Meeting will be disclosed to shareholders in the Circular Supplement and otherwise communicated by press release. The Record Date for the Reconvened Meeting will remain unchanged at May 4, 2022.

The Circular and form of proxy previously distributed to registered shareholders in connection with the Meeting confers discretionary authority upon management (or other person(s) designated as proxy therein) to vote on amendments or variations of matters coming before the Meeting. Management intends to rely on the discretionary authority granted in the Circular and form of proxy to vote FOR each of the Standby Commitment Resolution and Note Amendment Resolution.

If a registered shareholder has submitted a management proxy and does not wish the proxy to be voted in this manner, they may revoke their proxy at any time prior to the Meeting in the case of the Standby Commitment Resolution and the Reconvened Meeting in the case of the Note Amendment Resolution. Such a proxy may be revoked: (a) by depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his, her or its attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an authorized officer or attorney thereof at, or by transmitting by facsimile or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to the head office of the Company, located at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2, at any time prior to 5:00 p.m. (E.T.) on the last business day preceding the day, as applicable, of the Meeting, the Reconvened Meeting or any adjournment(s) or postponement(s) thereof; or (b) in any other manner permitted by law. For certainty, the Company will continue to accept revocations of proxies with respect to the Note Amendment Resolution (but not the Standby Commitment Resolution) following the vote on the Standby Commitment Resolution in accordance with the procedures set out above as will be further detailed in the Circular Supplement.

If a non-registered or beneficial shareholder wishes to revoke their previously given voting instructions, they must contact the broker or other intermediary that they provided their voting instruction forms to and comply with any and all applicable requirements of such broker or intermediary. A broker or other intermediary may not be able to revoke voting instructions if it receives insufficient notice of revocation, and any non-registered shareholder wishing to revoke their voting instructions should contact such broker or intermediary in sufficient time to ensure that their revocation of voting instructions is received.

Shareholders are encouraged to attend and vote at both the Meeting and the Reconvened Meeting.

The Circular Supplement will not address the Standby Agreement and the Company believes all material information relating to the Standby Commitment Resolution is contained in the Circular together with the disclosure in this press release.

If you have any questions about any of the information in this press release or require assistance in completing your form of proxy or voting instruction form, please consult your financial, legal, tax and other professional advisors or the Corporation’s strategic shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone at 1.888.999.2602 toll-free in North America or at 1.289.695.3075 outside of North America, or by email at assistance@morrowsodali.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”), including with respect to: the timing and status of the Reconvened Meeting; the timing to receive required regulatory approvals in connection with the Standby Commitment; the expected commercial, financial and strategic benefits as a result of the alliance with Tilray Brands; the conditions of the Transaction Agreement described herein; the strengthening of the balance sheet; the approvals required and the timing thereof; the funding schedule; the issue price of any common shares issued under the Standby Commitment; the timing of any draws under the Standby Commitment; the holding of the Meeting and the Reconvened Meeting, including the timing and purpose thereof; and the Company’s growth prospects and strategy. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

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invest@hexo.com

www.hexocorp.com

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